Exhibit 99.1

TeliaSonera and Orange Business Services Sign Agreement for Global Business Communications Solutions

STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 22, 2006—TeliaSonera (STO:TLSN) (HEX:TLS1V) (NASDAQ:TLSN) and Orange Business Services have joined forces to offer TeliaSonera corporate customers access to an extensive portfolio of truly global, integrated, secure and customized communications solutions.

TeliaSonera integrates its regional IP services in the Nordic and Baltic countries with Orange global IP services, which enables TeliaSonera to offer customers seamless and fully consistent communication services and solutions across the different service platforms globally.

"Our corporate customers with requirements beyond the TeliaSonera Nordic and Baltic home markets will benefit from this agreement. This is an important step in TeliaSonera's strive to create growth via new mobile and IP-based services together with increased simplicity for our customers," says Terje Christoffersen, Group Vice President, Corporate Marketing, Products and Services, TeliaSonera AB.

TeliaSonera also has a partnership agreement with Orange within the mobile communications area through FreeMove, the international mobile alliance between Orange, TeliaSonera, TIM (Telecom Italia Group) and T-Mobile.

TeliaSonera's and Orange Business Services' common ambition are to be a long-term strategic resource for its customers. The solutions are designed to be scalable with customer needs as well as to help expand and support clients' business operations and improve efficiency.

"Orange Business Services and TeliaSonera are both in the forefront of providing leading IP services to support the business processes of corporate customers. Through this contract we are looking forward to provide TeliaSonera's international customers a truly global converged service offering," says Philippe Koebel, Senior Vice President EMEA, Orange Business Services.

Through a one-stop shopping and single-point of responsibility setup, the aim is to reduce complexity, simplify customer contact and make it easier for Nordic and Baltic customers with international requirements to buy services and manage their communications needs. With convergence services it is getting more important to have a single supplier for both voice and data.

About Orange Business Services
Orange Business Services represents the business communications solutions and services provided by the France Telecom Group as of June 1st, 2006. They were previously sold under the France Telecom, Orange, Equant, Etrali, Almerys, EGT, Expertel Consulting, France Telecom Intelmatique, SETIB and Solicia brands. The offers include converged voice, data and mobile services as well as IT expertise and managed services, all designed to transform business processes and improve productivity. Orange Business Services is present in 166 countries and territories and serves customers in 220.

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera AB
Carina Kampe, (0)8-713 58 30